SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of July, 2007
Commission File Number: 333-132381
CHINA GRENTECH CORPORATION LIMITED
16/F, Block B, Zhongyin Tower,
Caitian North Road, Futian District, Shenzhen 518026
People’s Republic of China
Tel: (86 755) 8350-1796
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                              Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ☐                              No ☑
     (If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    . )
     N/A

CHINA GRENTECH ANNOUNCES PRICING OF SECONDARY OFFERING OF 3.3 MILLION ADSs
SIGNATURES

This Form 6-K consists of:
The Announcement of the pricing of a secondary offering of 3.3 million ADSs by China GrenTech Corporation Limited (the “Registrant”), made by the Registrant in English on July 31, 2007.

2

FOR IMMEDIATE RELEASE
CHINA GRENTECH ANNOUNCES PRICING OF SECONDARY OFFERING OF
3.3 MILLION ADSs
Shenzhen, China, July 31, 2007 — China GrenTech Corporation Limited (“China GrenTech” or the “Company”) (NASDAQ: GRRF), a leading China-based wireless coverage products and services provider and radio frequency, or RF, technology developer, announced after the close of trading in New York on July 30, 2007 that the secondary offering by two of its pre-IPO private equity investors of a total of 3,296,114 American Depositary Shares (“ADSs”) was priced at US$9.65 per ADS. The US$31.8 million offering represents a sale of approximately 13.18% of the Company’s outstanding ordinary shares. China GrenTech will not receive any of the proceeds from the sale of the ADSs by the selling shareholders, Actis China Investment Holdings No. 1 Limited and Standard Chartered Private Equity Limited.
This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The offering of the securities is made only by means of a prospectus, copies of which, when available, may be obtained from Bear, Stearns & Co. Inc., the sole bookrunner of the offering, at 383 Madison Avenue, New York, New York 10179, Attention: Prospectus Department.
About China GrenTech
China GrenTech is a leading RF technology developer and a leading provider of wireless coverage products and services to telecommunication operators in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. China GrenTech derives most of its revenues from wireless coverage products and services.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components for base station equipment manufacturers. China GrenTech is a qualified supplier of RF parts and components to major base station equipment manufacturers such as Huawei Technologies Co., Ltd., ZTE Corporation and Datang Mobile Communications Equipment Co., Ltd.
Contacts

Investor Contact:	Investor Relations (US):
Dora Li, IR Director	Delia Cannan
China GrenTech Corp Ltd.	Taylor Rafferty
+86 755 8350 1796	+1 212 889 4350
lidongmei@powercn.com	GrenTech@Taylor-rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim	John Dooley
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 212 889 4350
GrenTech@Taylor-rafferty.com	GrenTech@Taylor-rafferty.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China GrenTech Corporation Limited

/s/ Rong Yu
Name: Rong Yu
Title: Director, Chief Financial Officer and Principal Accounting Officer

Date: July 31, 2007